                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549

                              Amendment No. 2 to
                                SCHEDULE 14D-1

                            Tender Offer Statement
      Pursuant to Section 14(d)(1) of the Securities Exchange Act of 1934

                            Alliance Resources PLC
                           (Name of Subject Company)

                          American Rivers Oil Company
                                   (Bidder)

                     Ordinary Shares of (Pounds)0.01 Each
                        (Title of Class of Securities)

                                  01877N 10 7
                     (CUSIP Number of Class of Securities)

                                 Karlton Terry
                          American Rivers Oil Company
                       700 East Ninth Avenue, Suite 106
                            Denver, Colorado 80203
      (Name, Address and Telephone Number of Person Authorized to Receive
              Notices and Communications on Behalf of the Bidder)

                                   Copy to:
                             W. Alan Kailer, Esq.
                              Jenkens & Gilchrist
                          A Professional Corporation
                         1445 Ross Avenue, Suite 3200
                           Dallas, Texas 75202-2799
                                (214) 855-4500

                             _____________________


Calculation of Filing Fee:*
-------------------------------------------------------------------------------
     Transaction Valuation**                   Amount of Filing Fee***
          $4,648,256                                    $930
-------------------------------------------------------------------------------

*    Filing Fee paid with previous filing.

** For purposes of calculating the fee only. The filing fee was calculated pursuant to Section 14d-1 of the Securities Exchange Act of 1934, as amended, and Rule 0-11 thereunder, on the basis of 53,684,336 Ordinary Shares.

***  1/50 of one percent of the value of the securities to be acquired.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.


          Amount Previously Paid:         $ 1,300
                                  ---------------------------------------------

          Form or Registration No.:       333-85237
                                    -------------------------------------------

          Filing Party:                   American Rivers Oil Company
                       --------------------------------------------------------

          Date Filed:                     August 13, 1999
                     ----------------------------------------------------------


(1)  Names of Reporting Persons:                American Rivers Oil Company
                                 ----------------------------------------------
     S.S. or I.R.S. Identification No. of Above Person:   84-0839926
                                                        -----------------------

(2)  Check the Appropriate Box if a Member of a Group (See Instructions)
             (a) [ ]         (b) [ ]

(3)  SEC Use Only
                 --------------------------------------------------------------

(4)  Source of Funds (See Instructions)  OO
                                       ----------------------------------------

(5)  Check Box If Disclosure of Legal Proceedings Is Required

     Pursuant to Items 2(e) or 2(f) [  ]


(6)  Citizenship or Place of Organization          Delaware
                                         --------------------------------------

(7)  Aggregate Amount Beneficially Owned
     by Each Reporting Person                     0             ordinary shares
                             --------------------------------------------------

(8)  Check Box if the Aggregate Amount in Row (7)
     Excludes Certain Shares (See Instructions) [ ]


(9)  Percent of Class Represented by Amount in Row (7)            0%
                                                      -------------------------

(10) Type of Reporting Person (See Instructions)                  CO
                                                -------------------------------

     This Amendment No. 2 to the Schedule 14D-1 (the "Amendment") is being filed on behalf of American Rivers to supplement certain information sent to the shareholders related to the Exchange Offer. The item numbers and responses thereto below are in accordance with the requirements of Schedule 14D-1 of the Securities Exchange Act of 1934, as amended.


ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

(a)(4)  Press Release dated November 22, 1999

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  November 22, 1999              AMERICAN RIVERS OIL COMPANY



                                       By:   /s/ Karlton Terry
                                             ---------------------
                                             Name:   Karlton Terry
                                             Title:  President

                                 EXHIBIT INDEX

Exhibit
Number       Description
------       -----------

(a)(4)       Press Release dated November 22, 1999